Via Facsimile and U.S. Mail
Mail Stop 03-09


May 10, 2005


Mr. Joel Kimbrough
Senior Vice President, Chief Financial Officer and Treasurer
Accredo Health Inc.
1640 Century Center Parkway, Suite 101
Memphis, TN 38134

Re:	Accredo Health Inc.
	Form 10-K for the fiscal year ended June 30, 2004
	File No. 000-25769

Dear Mr. Kimbrough:

      We have reviewed your response letter dated April 22, 2005 to our comment letter dated April 13, 2005 and have the following comments. Where our comments call for disclosure, we think you should amend your document in response to these comments. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 10-
K for the fiscal year ended June 30, 2004 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your response to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended June 30, 2004, filed September 13,
2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
of Results of Operations

Critical Accounting Policies and Estimates, page 36

1. We noted the disclosures proposed as a result of comment #1.
In
discussing how you arrived at the critical accounting estimate, please describe how your consideration of any qualitative factors are quantified in arriving at the estimate. In addition, as you did not appear to provide the quantitative disclosure that we had requested, please justify to us that it is not reasonably available and would not provide material information for investors. Otherwise, please provide quantitative disclosure about the significant assumptions underlying the estimate and the effect of reasonably likely changes in those assumptions.

2. We noted your response to comment #2 and the disclosures you proposed as a result of that comment. Please provide us and consider disclosing information addressing the following comments:

a. In your response to our comment #2a), you state that you have not historically had any significant change in estimates from reporting period to reporting period and do not anticipate any significant changes in estimates in future periods. However, you also state that you are unable to reconcile changes in prior estimates, as this would have to be performed on an individual claims basis. If you are unable to reconcile changes in prior estimates, it is unclear how you know that you have not had any significant changes in estimate. As such, please clarify this.

b. As of June 30, 2004, your allowances appear to represent approximately 20% of your gross accounts receivable. At the same time, the amounts past due by over 90 days would appear to represent approximately 55% of your gross accounts receivable, with 36% being past due for over 180 days. As of June 30, 2003, your allowances appear to have only been approximately 29% of your gross accounts receivable, while approximately 57% were over 90 days past due.
In
light of this, please clarify why your allowances are appropriate.

In so doing, please clarify your billing terms and the period over which you receive payments. If you regularly continue to receive payments after an amount becomes over 180 days past due, please consider disaggregating the amounts over 180 days past due. This disaggregation should try to illustrate the amounts that have been past due longer than your collection patterns would have otherwise suggested.

c. It appears that you rely on historical experience in estimating your allowances. Please clarify how you also consider the current composition of your receivables (by payor group and aging classification) in determining your estimate of the allowances. Please tell us why you believe the use of historical experience is reasonable in view of the current composition of your accounts receivable.

d. It appears that your medical billing system does not "readily provide" information about self-pay receivables. Please clarify what you mean by "readily provide". In addition, we noted that your primary collection risks are for patient co-payments and deductibles and that your bad debt write-offs primarily result from uncollectible patient co-payments and deductibles. As such, please clarify whether you consider information about self-pay receivables in estimating your allowances. If you do, please address why you have not segregated self-pay balances on accounts where the primary payor has yet to make payment from the "commercial and other" payor group.

e. Please discuss the reasons why your actual days sales outstanding appear to have differed from your target. In so doing, please clarify whether the target was based on historical experience. If so, please address how your estimates considered these reasons for the differences and the deviations from historical experience.

f. It appears that your accounts receivable subledger needs to be reconciled to the amounts recorded in your financial statements because of credit balances. Please clarify whether these credit balances represent collections that have not been applied to specific receivable balances. In addition, please clarify how you have allocated these credit balances in your aging disclosures and how you have considered them in estimating your allowances.

Asset Impairment, page 37

3. In the disclosures that you proposed in response to comment #1, we noted that you determine the fair value of the reporting unit based on comparable public company market analysis and a discounted cash flow calculation. As you only have one reporting unit and that the fair value of that one unit would presumably be the fair value of the company, it is unclear why your own market valuation would not represent the fair value of the reporting unit. As such, please justify to us how your method for determining the fair value of the reporting unit is appropriate. If you conclude that another method should have been used, please tell us whether the use of that other method would have required you to recognize an impairment loss.

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June
30, 2003

Revenues, page 38

4. We noted the disclosures you proposed as a result of our comment
#3. Please separately quantify the increase in revenues due to the volume growth of several products and the increase due to product pricing increases. In addition, regarding the volume growth, please separately quantify the increase that resulted from the addition of new patients and the additional sales to existing patients. Furthermore, please quantify the effect of the addition of new and expanded contracts with managed care organizations. Finally, please quantify the effect on revenue of the acquisitions that occurred during the years discussed.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Revenue Recognition, page F-9

5. In your response to comment #8, you asserted that: (a) your current billing system does not contain standard reporting capabilities to report net revenues by payor class and (b) your acquisitions have resulted in your use of separate systems that do not have consistent reporting capabilities. In this regard, please note that paragraph 39 of SFAS 131 would appear to relate to revenue recognized and does not appear to provide an impracticability exception, as is provided by paragraph 37. As such, please revise your disclosures so that they are on a net basis, consistent with the amounts recognized on your income statement.

Otherwise, we noted your belief that you have provided information about the extent of reliance of your major customers by disclosing gross revenue, which you asserted to be a better indicator of volume.
However, it would appear that you rely more on the amounts realized
(presumably, net revenues) from your customers than from the volume sold to them, especially if reimbursement rates differ. As such and in light of the lack of standard or consistent reporting capabilities, please explain why you believe that the percentage of revenues from Medicare and Medicaid would not be materially different if reported on a net basis. In so doing, please tell us whether reimbursement rates from Medicare and Medicaid are materially consistent with the reimbursement rates from commercial payors and from prescription cards and how you know this.

3. Business Acquisitions, page F-12

6. Based on your response to our comment #9, we have the following comments:

a. Please note that paragraph 37(e) of SFAS 141 states that intangible assets meeting the criteria in paragraph 39 should be recognized at estimated fair values. In addition, please note that paragraph F1 defines fair value as the amount at which the asset could be bought or sold in a current transaction between willing parties. Please tell us how you have complied with this guidance.

b. We noted that the amount allocated to the patient base was based on your historical per patient cost of identifying a patient and bringing them on service. As such, you apparently valued the patient base based on the amount of costs you avoided had you acquired the same patients through other means, not based on the fair value of the patient base. In this regard, please note that paragraph 6 of EITF
02-17 states that assumptions, such as expectations of future contract renewals and other benefits related to the intangible asset, that marketplace participants would consider must be considered in the estimate of fair value. In light of this and part (a) of this comment, please tell us how the amount allocated represents fair value.

c. We noted that you had existing payor and manufacturer relationships in the therapies for which you expanded your market penetration. Apparently because you already had these relationships, it appears that you allocated no amounts to these relationships. As such, please tell us whether they met the criteria in paragraph 39 of
SFAS 141. If they did, please tell us how you appear to have determined that their fair value was zero. In so doing, please also address your assertion that these acquisitions provided you with additional volume that could be leveraged to maximize your negotiating position with manufacturers and payors.

d. Based on your response, other than the one relationship with a manufacturer of a PAH product acquired in the SPS transaction, it appears that you did not acquire any payor or manufacturing relationships that you did not already have. Please specifically confirm that this is correct. Otherwise, please discuss these other relationships and tell us whether they met the criteria in paragraph
39. If they did, please tell us how you appear to have determined that their fair value was zero.

e. We noted that the manufacturer relationship acquired in the SPS transaction was non-exclusive, short-term in nature, and cancelable in the event of a change of control. While these characteristics may have warranted consideration in estimating the fair value of the relationship, it is not clear why amounts were not allocated to the relationship. As such, please clarify how it did not meet the criteria in paragraph 39. If they did, please tell us how you apparently determined their fair value to be zero.

f. We noted that you had stronger trade names than the ones you acquired. Apparently because of this, it appears that you allocated no amount to the trade names. As such, please tell us whether they met the criteria in paragraph 39 of SFAS 141. If they did, please tell us how you appear to have determined that their fair value was zero.

g. Please confirm that you acquired no other intangible assets (such as service or supply contracts, customer lists or backlog) that met the criteria in paragraph 39. In so doing, please fully consider paragraphs A11 through A28. If this is not true, please tell us how you appear to have determined that their fair value was zero.

h. Please clarify your use of "patient base" in your response and in your proposed disclosures, as it may be inferred to be comparable with a "customer base". Please note that, in paragraph B165, the FASB noted that it views a "customer base" as a group of customers that are not known or identifiable and concluded that it does not meet the criteria for recognition apart from goodwill.


15. Contingencies, page F-23 - F-24

7. Based on the disclosure you proposed as a result of our comment #10, it appears that no loss provision was accrued because you believed that it was not reasonably possible that you would suffer any "material out-of-pocket monetary loss". Regarding "out-of-pocket", it appears that your belief relies on insurance coverage or indemnification agreements. In this regard, this reliance would appear to be inappropriate, unless a right to offset the amounts exists pursuant to FIN 39. Regarding "monetary", paragraph 8 of SFAS
5 would also appear to apply to non-monetary losses. As such, please revise your proposed disclosures to clarify why an accrual of a loss, gross of insurance and indemnification, was not required by paragraph
8 of SFAS 5. In addition, please revise your proposed disclosures to give an estimate of the possible loss or range of possible loss (both before insurance and indemnification) or state that this estimate cannot be made, per paragraph 10 of SFAS 5.


*    *    *    *


      You may contact Tabatha Akins, Staff Accountant, at (202)
824-
5547 or Oscar Young, Senior Accountant, at (202) 942-2902 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,




								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Joel R. Kimbrough
Accredo Health Inc.
Page 2